BROWN & WOOD LLP
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                                                              November 6, 2000



Debt Strategies Fund II, Inc.
800 Scudders Mill Road
Plainsboro, New Jersey  08536

Debt Strategies Fund, Inc.
800 Scudders Mill Road
Plainsboro, New Jersey 08536

Debt Strategies Fund III, Inc.
800 Scudders Mill Road
Plainsboro, New Jersey  08536


              Re:  Merger of Debt Strategies Fund II, Inc., Debt
                   Strategies Fund, Inc. and Debt Strategies Fund III, Inc. Ladies and Gentlemen:

     You have requested our opinion as to certain Federal income tax consequences of the merger ("Merger) of each of Debt Strategies Fund, Inc. ("Debt Strategies") and Debt Strategies Fund III, Inc. ("Debt Strategies III") with and into Debt Strategies Fund II, Inc. ("Debt Strategies II") in accordance with the General Corporation law of the State of Maryland. After the Merger, the separate existence of Debt Strategies and Debt Strategies III will cease and the common stock of Debt Strategies and Debt Strategies III will convert into the right to receive an equivalent dollar amount (rounded to the nearest one ten-thousandth of one cent) of full shares of common stock of Debt Strategies II plus cash in lieu of any fractional shares, computed based on the net asset value per share of each fund as of the close of business on the Effective Date. After the Merger, Debt Strategies and Debt Strategies III will cease to operate, will have no assets remaining, will have final federal and state (if any) tax returns filed on their behalf and will have all of their shares cancelled under Maryland law. This opinion letter is furnished pursuant to (i) the section entitled "Tax Consequences of the Merger" in the Combined Proxy Statement and Prospectus and (ii) Sections 9(g), 10(e) and 11(e) of the Agreement and Plan of Merger dated July 5, 2000, by and among Debt Strategies II, Debt Strategies and Debt Strategies III (the "Plan") as a condition of closing. All terms used herein, unless otherwise defined, are used as defined in the Plan.

     In rendering our opinion, we have reviewed and relied upon (a) the Plan,
(b) the Combined Proxy Statement and Prospectus included as part of the registration statement on Form N-14 filed under the Securities Act of 1933 ("Registration Statement") and (c) certain representations concerning the Merger made by Debt Strategies II, Debt Strategies and Debt Strategies III in letters dated November 6, 2000 (the "Representations"). Our opinion assumes that the statutory requirements for a valid merger under Maryland law have been satisfied.

     Based upon current law, including cases and administrative interpretations thereof and on the reviewed materials listed above, it is our opinion that:

     1. The Merger, as described in the Plan will constitute a reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the "Code"), and Debt Strategies II, Debt Strategies, and Debt Strategies III will each be a "party" to the reorganization within the meaning of Section 368(b) of the Code.

     2. In accordance with Section 361(a) of the Code, neither Debt Strategies nor Debt Strategies III will recognize any gain or loss as a result of the Merger or on the conversion of Debt Strategies and Debt Strategies III common stock into common stock of Debt Strategies II.

     3. Under Section 1032 of the Code, Debt Strategies II will recognize no gain or loss as a result of the Merger.

     4. In accordance with Code Section 354(a)(1), stockholders of Debt Strategies and Debt Strategies III will recognize no gain or loss on the conversion of their Debt Strategies and Debt Strategies III shares into Debt Strategies II common stock (except to the extent that Debt Strategies or Debt Strategies III stockholders receive cash representing an interest in fractional shares of Debt Strategies II in the Merger).

     5. The basis of the assets of Debt Strategies and Debt Strategies III received by Debt Strategies II will be the same as the basis of such assets to Debt Strategies and Debt Strategies III, respectively, immediately before the Merger under Section 362(b) of the Code.

     6. Under Section 358 of the Code, the basis of the Debt Strategies II shares received by Debt Strategies and Debt Strategies III stockholders will be the same as the basis of the respective Debt Strategies or Debt Strategies III shares converted pursuant to the Merger.

     7. Under Code Section 1223, the holding period of the Debt Strategies II common stock received on conversion will include the holding period of the converted Debt Strategies or Debt Strategies III shares, provided that such shares were held as a capital asset on the date of the Merger.

     8. The holding period of the assets acquired by Debt Strategies II from Debt Strategies and Debt Strategies III will include the period during which such assets were held by Debt Strategies and Debt Strategies III, respectively, under Section 1223 of the Code.

     9. The payment of cash to Debt Strategies and Debt Strategies III stockholders in lieu of fractional shares of Debt Strategies II will be treated as though the fractional shares were distributed as part of the Merger and then redeemed by Debt Strategies II. The cash payment will be treated as a distribution in full payment for the fractional shares deemed redeemed, with the result that each Debt Strategies and Debt Strategies III stockholder will generally have short- or long-term capital gain or loss to the extent that the cash distribution differs from such stockholder's basis allocable to the fractional shares.

     10. Pursuant to Section 381(a) of the Code and Section 1.381(a)-1 of the Income Tax Regulations, Debt Strategies II will succeed to and take into account the items of Debt Strategies and Debt Strategies III described in
Section 381(c) of the Code, subject to the provisions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Regulations thereunder. Under Section 381(b), the tax years of Debt Strategies and Debt Strategies III will end on the date of the Merger.

     Our opinion represents our best legal judgment as to the proper Federal income tax treatment of the Merger, based on the facts contained in the Plan, the Registration Statement and the Representations. Our opinion assumes the accuracy of the facts as described in the Plan, the Registration Statement and the Representations and could be affected if any of the facts as so described are inaccurate. As noted above, the opinion also assumes the validity of the Merger under Maryland law and would be affected if this assumption were not true.

     We are furnishing this opinion letter to the addressees hereof, solely for the benefit of such addressees in connection with the Merger. This opinion letter is not to be used, circulated, quoted or otherwise referred to for any other purpose.

                                                      Very truly yours,



                                                      /s/ Brown & Wood LLP